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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 2 )

Escalade, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0002960561
(Cusip Number)

Daniel H. Abramowitz, Hillson Partners Limited Partnership, 6900 Wisconsin
 Avenue, Suite 501, Bethesda, Maryland  20815  (301) 656-9669
(Name, Address and Telphone Number of Person Authorized to Receive Notices and Communications)

March 31, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previousely filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 Schedule because of Rule 13d-1(b)(3) or (4), check the following box    .

Check the following box if a fee is being paid with this statement    .


CUSIP N0.  0002960561  Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hillson Partners Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	MARYLAND

7.  SOLE VOTING POWER

27,777 SHARES

8.  SHARED VOTING POWER

0 SHARES

9.  SOLE DISPOSITIVE POWER

27,777 SHARES

10.  SHARED DISPOSITIVE POWER

0 SHARES

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,777 SHARES

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.29%

14.  TYPE OF REPORTING PERSON*

PN

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Item 1.  Security and Issuer.

	This statement relates to the shares of common stock, no par value per share
 (the "Shares") of Escalade, Incorporated  ("Escalade") which maintains its principal executive offices at 817 Maxwell Avenue, Evansville, Indiana 47717.

Item 2.  Identity and Background.

	(a), (b) and (c) This statement is filed by Hillson Partners Limited Partnership ("Hillson"), 6900 Wisconsin Avenue, Suite 501, Bethesda, Maryland 20815. Hillson was formed as a limited partnership in October of 1991 under the laws of the State of Maryland for the purpose, among other things, of investing its assets in stocks, bonds and other financial instruments. The general partner of Hillson is Hillson Financial Management, Inc., a Maryland corporation whose President and controlling stockholder is Daniel H. Abramowitz.

	(d)  During the past five years, neither Hillson nor Mr. Abramowitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the past five years, neither Hillson nor Mr. Abramowitz has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	(f) Hillson is a Maryland limited partnership.

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Item 3.  Source and Amount of Funds.

	The aggregate purchase price, including brokerage commissions, for the 27,777 Shares acquired by Hillson as of the close of business on March 31, 2000 is $267,723. Such funds were provided by Hillson's working capital.


Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

	(a)  As of the close of business on March 31, 2000 Hillson owned beneficially
 27,777 Shares representing 1.29% of the Shares outstanding.

 The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 2,159,866 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in Escalade's Quarterly Report on Form 10-Q for the fiscal quarter ended March 18, 2000.

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 (b)  The information in Items 7 through 10 of the cover sheet to this Schedule
 13D is incorporated herein by reference.

	(c)  All transactions by Hillson in the Shares in the sixty days preceding the date of the Statement are reported on Schedule A attached hereto and incorporated herein by reference.  All such transactions were open market transactions effected by Hillson, unless otherwise indicated, on the NASDAQ national market system.  On March 31, 2000 Hillson sold 192,586 Shares at
 $18 per share as part of a Dutch Auction tender offer completed by Escalade on March 31, 2000.

	(d)  No person, other than Hillson, has the right to receive dividends from, and proceeds from the sale of, the Shares reported on herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None.

Item 7.  Material to be Filed as Exhibits.
	None.







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SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000

						Hillson Partners Limited Partnership

						By:  Hillson Financial Management, Inc.

						By:
						       Daniel H. Abramowitz
						       President

















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SCHEDULE A

	Transactions by Hillson Partners Limited Partnership in the Shares of Escalade in the sixty days preceding the date of this Statement.

		          	Number of
Date		      	Shares Sold	     	Price Per Share

3/31/2000     	192,586			           18.000